CAREER SUMMARY

Oil & Gas Executive with a solid track record of building and managing teams across diverse disciplines to achieve positive business results. MBA (Rice University), US Army veteran (1st Lieutenant) with a solid working knowledge of unconventional and conventional onshore operations from the technical, commercial, operational, and land / legal vantages, with a strong emphasis on increasing Net Asset Valuation (NAV) value of the company's portfolio. Additionally, managed major acquisitions and divestitures efforts in unconventional (shale) and conventional reservoirs. Record of enhancing the base production through infill drilling, artificial lift optimization, EHS, well life cycle management, winterization, and portfolio rationalization. Skilled in:

- EHS Management
- Operation P / L Management
- Planning and Budgeting (Capex & Opex)
- Field Development Planning
- Asset Acquisition and Divestures
- Strategy, Vision, and Priorities Development
- Using Influence to Drive Targeted Results
- Leadership Development and Practices
- Negotiating Yes
- Developing and Maintaining Partner Relationships

PROFESSIONAL EXPERIENCE

MVG ENERGY SOLUTIONS
President Oct 2015 – PRESENT
Oil and Gas Management Consultation.
- Transactional service – Land, Legal, HSE, Geology, and Engineering
- Turn around services – poor asset performance, bankruptcy, exploration, appraisal, and pre-sales or divestures
- Develops short and long-term budget and operations plans
- Manages the heads of all departments of the company and oversees their functions
- Develops strategies, objectives, priorities, initiatives and scorecards for the heads of departments
- Management of client relations

TRINITY RIVER ENERGY APRIL 2016 – MAR 2018
CHIEF OPERATING OFFICER
Plans and directs all aspects of an organization's operational policies, objectives, initiatives. Responsible for the attainment of short- and long-term financial and operational goals. Directs the development of the organization to ensure future growth. Lowered LOE by 40%, cut base decline in half, increased free cash flow by $72 MM, lower EBITDAX to Debt ratio to 3, and increased market valve by $150MM
- Make decisions regarding the budget of the company keeping in view the developments plans
- Prepares short and long term operations plan
- Overseeing the day to day functioning of the company
- Manages the heads of all departments of the company and overseeing their functions
- Develops strategies for the functioning of the company along with the chief executive officer
- Aides in the development of all objectives, priorities, and initiatives for the heads of departments
- Prepare investment plans and plan acquisitions
- Develops all score cards
- Ensures the development of all human capital

CHESAPEAKE ENERGY May 2015 – Oct 2015

Vice President Mid Con South
Directed all engineering, geological, legal, operations and land support for the Mid Con South Business Unit 12M BOPD, 600 MMCFD and 400 Chesapeake Employees. Managed a multi-disciplinary team (Production, Facility, and Reservoir Engineering, Planning budgeting, Geology and Geophysics) to develop a strategy for the asset – Shrink to Grow. Identified and evaluated divesture opportunities (8 assets $0.6 - $0.8 Billion), enabling Mid Con South and North to become Mid Con - a 5 billion dollar NAV asset.
- Management of the joint venture and A&D process
- Management of companies core values and EHS Policy
- Management of the capital and expense budgeting process and implementation

- Identify need for and manage special studies.
- Management of the capital and expense budgeting process
- Career management of all employees (400+)
- Management of direct and indirect reports (Drilling, Completion, Production, Operation, Finance, A&D and EHS Managers, and Legal)

CHESAPEAKE ENERGY   May 2014 – May 2015

Production Manager
Directed the production and facility engineering, WTS, EDS, and operations for the Mid Con South Business Unit 33MBLLS, 400MMCFD and 380 Chesapeake Employees to the lowest base decline asset and highest rate of return play inside of Chesapeake.
- Management of Production and Facility Engineering and Field Operations for the Mississippi Lime, Meramec, and Oswego Formation.
- Seven direct reports – 380 in the organization
- Established EHS improvement policy, practices and leadership training
- Management of production from Turn In Line to plug abandonment
- Management and determination of operating, remedial and recompletion budget
- Management of the water transfer system
- Co-Champion Chesapeake Operational Excellence Initiative –Base 2020

SK INNOVATION - E&P COMPANY   2011 – May 2014

Global Engineering Manager
Directed a multi nationality organization in new play generation of ideas, evaluation of publicly-marketed producing properties, computer-based financial modeling, and mapping to predict future drilling, recompletion, and remedial results in North America. In charge of drilling and equip to flow, reservoir forecasting, reserves booking, and capital allocation for new play five explorations block in Colombia.
- Closed a transaction of a $400MM deal: managed a multi-disciplinary team, identified and evaluated M&A opportunities ($0.5 - $2 Billion), led Engineering and G&G support to Exploration, Development, and Production assets, and performed all Risk and value assessments.
- M&A strategy enhancement.
- Managed operation in Colombia over 5 exploration blocks
- Identified need for and manage special studies.
- Oversaw and participated in technical and operating committee meetings, driving innovation.
- Managed interactions with investment banks and advisors.
- Set goals, KPI's and conducted performance reviews of staff.
- Identified and filled personnel gaps with contractors or employees to optimize human capital profile.
- Mentored staff in international locations, fostering professional development.
- Built, maintained and leveraged extensive industry networks to create business opportunities.
- Collaborated with the Exploration and Commercial Managers on strategic and tactical issues in the L48, Latin America, and Africa.

CONOCOPHILLIPS   1989 – 2011

New Ventures Engineering Specialist (2009 – 2011)
Oversaw generation of new play ideas, screening of external prospects and deals, evaluation of publicly-marketed producing properties, computer-based modeling, and mapping to predict future drilling, recompletion, and remedial results. In charge of reservoir forecasting, reserves booking, and capital allocation for new plays and existing producing assets.
- Performed quarterly drilling and completion benchmark studies on US Unconventional Shale Plays and Players.
- Provided insight into industry acquisition, divestures, and announcements.
- Provided cost estimates for drilling, completion, facility, and pipeline operations.

Director for Lower 48 Business Development *(2006 – 2009)*
Directed all business development activities, including: generation of new play ideas, screening of external prospects and deals, evaluation of publicly-marketed producing properties, computer-based modeling and mapping to predict future drilling, recompletion, and remedial results. In charge of reservoir forecasting and reserves

booking. Gained expertise in: prospect generation and evaluation, producing property evaluation, risk analysis, computer-based geologic mapping, project coordination, cost analysis and team building of multi disciple groups.

- Spearheaded a multi-disciplinary team to generate and evaluate opportunities to grow reserves and production within the US Lower 48. This led to 50 acquisition evaluations ranging for $50MM to $5 Billion.
- Served as member of partner operating committee, collaborating between partner organizations and internal stakeholders in line of responsibility, keeping lines of communications open and functional for all.
- Performed quarterly drilling and completion benchmark studies on US Unconventional Shale Plays / Players.

South Texas Lead Production Engineer (2003 – 2006)
Directed all aspects of the asset investment and operations management. Accountable for safe, efficient operations. Coordinated with technical, commercial, legal, HSE and land to support assets.

- Coordinated, assessed and prioritized the South Texas Field opportunities / assets to support departmental goals, budgets and portfolio management objectives for financial performance.
- Assisted in developing the South Texas Spill Management Plan and field exit plans.
- Applied various well flow analysis techniques to evaluate and optimize South Texas field operation and well performance.
- Developed a decision tree for down hole completions in Lobo to address corrosion, liquid loading and well life cycle management.
- Evaluated field-wide performance of artificial lift systems and selection technique to improve performance.
- Analyzed, evaluated, budgeted, and performed remedial well work programs.

Business Improvement Specialist (2002 – 2003)
Contributed to optimization of asset by providing direction and support to Senior Management in identifying and implementing operational improvements across the L48, through leveraging of best practices and collaboration, such that ConocoPhillips L48 operations realized significant Post Merger synergy cost reduction.

- Assisted L48 Management in developing plan to deliver top quartile L48 unit of production cost.
- Assisted the L48 BU's in developing their 2003 operating plans. Provided analysis of gaps between ConocoPhillips core areas (South Texas, San Juan, Panhandle, and Permian) and our Best In Class Peers.
- Provided technical support to procurement on L48 compression and pumping services.

Asset Team Manager for California and Canada Properties (2000 – 2002)
Directed engineering, geological, and land support for partnership operation of Point Arguello Unit (3 platforms offshore in 600 feet water) California offshore assets produced 20M BOPD and the Canadian assets consisted of 10 onshore fields of varying production.

- Performed Reservoir and Production Engineering support for all budgeting, reserves management, $500 MM decommissioning efforts, AFE projects, and $55 MM in operation and expense work.
- Improved asset value of the L48, adding $0.13 per BOE by providing engineering support for sale of the Point Arguello Unit in 2002.
- Directed the transfer efforts of Canada assets to the ConocoPhillips office in Calgary following the Phillips and Conoco merger.

Engineering Technical Lead for Property Acquisitions & Trades (2000 – 2002)
Provided drilling, production and reservoir engineering support to Business Development Group for the purchase/ swap of the Kelly properties in North Louisiana, El Paso East Texas assets, Marathon Asset Swap in North LA, and Barrett Resources Inc., contributing to increased asset valuation. Maintained safe working environment.

Team Leader for North Louisiana Operations (1998 – 2000)
Ensured coordination between marketing, production, reservoir and drilling engineering for area projects.   Provided facility, pipeline, completion, and production engineering support for the Ada and West Bryceland (Hosston, Poole, and Cotton Valley sands) fields.

Production Engineer for East Binger and West Cement Medrano Units (1996 – 1998)
Provided process, facility, completion and production engineering support to operations, maintenance, environmental and operation support groups for the East Binger Unit (tertiary recovery project with NGL extraction plant) and the West Cement Medrano (gravity drainage reservoir using horizontal wells with electrical submersible pump application).

- Provided technical support for Legal in preventing $12MM in claims against the East Binger Unit.
- Managed the data room for the sale of East Binger Unit and other Oklahoma properties to Nielson & Associates and Lariat for $80 MM.

Drilling and Completion Engineer (1995 – 1996)
Provided primary drilling and completion engineering support for the Oklahoma, Bastian Bay and Lake Washington, Louisiana properties. Responsible for designing and solving daily problems related to drilling and completions.

HCC Plant VI Polyethylene Process Engineer (1989 – 1995)
Held accountable for working safely, developing process conditions, process monitoring, failure analysis, small project design and installation, and site environmental compliance. Entrusted with responsibility for training operation personnel, equipment inspection, developing standard operation procedures, and ensuring the safe and efficient operation during 2 plant startups.

UNITED STATES ARMY   1983 - 1991
Commissioned 2nd Lieutenant 1988 - Retired 1st Lieutenant 1991
Supply and Training Officer for Alpha Company 95th Infantry Division Reserve Army. Responsible for identifying and accomplish training objectives for the 95th Infantry Division. Total active duty time ~3 years

EDUCATION / PROFESSIONAL DEVELOPMENT / AFFILIATIONS

Masters of Business Administration degree, Executive MBA Program
RICE UNIVERSITY, JONES GRADUATE SCHOOL OF BUSINESS

Bachelor of Science in Chemical Engineering
OKLAHOMA STATE UNIVERSITY

FOUNDATION OF LEADERSHIP   2004
Center of Creative Leadership course in leadership development, leadership training, and executive coaching

- SPE (Society of Petroleum Engineers), Houston Chapter

INTERESTS

USA TRACK & FIELD COACH   1991 - 2008
Coached 2 athletes in the 2000 Olympic Games

Harold E. Thomas Jr.

Houston, Texas 77044

Phone: (832) 984-1072
Email: Harold.thomas@lubrizol.com

Summary

Chemical Plant Process Operator

Knowledgeable of chemical products with expertise in equipment upkeep, product delivery and documentation. Physically fit and able to keep up with changing demands and varying schedules. Great communication, interpersonal and organizational abilities.

Highlights

- **Supervision of plant systems**
- **Background in chemical experiments**
- **Familiar with safety measures**
- **Understanding of various chemicals**
- **Use and maintenance of equipment**
- **Monitor and interpretation of chemical reactions**

Work Experience

Lubrizol, La Port, TX

Production Operator   **April** 1,2008-present

- Maintain, inspect, troubleshoot, and repair production equipment.
- Provide efficient and on-time delivery services to customers
- Install and remove equipment as required.
- Clear plugged lines and Lock-out equipment.
- Identify equipment and processes per Block Flow, Simplified Flow Diagrams (SFDs) Piping and Instrument Diagrams (P&IDs).
- Read gages and transmitters.
- Report all leaks and spills within compliance guidelines.
- Fix minor leaks and complete minor repairs.
- Conduct sampling.
- Attend Safety, Process and Business-related meetings.
- Maintain a detailed log of activities.
- Create work requests for necessary maintenance repairs.
- Assist with Process Safety Management (PSM) related functions.
- Assist with development and review of operating procedures, manuals, mechanical drawings and training materials.
- Train new staff as necessary.
- always Maintain safety compliance and integrity.
- Other duties as assigned.

Jacobs Engineering, Houston, TX

Maintenance   7/2007-4/2008

- Worked in the MCB and phosgene units.
- Assisted with unit shutdowns throughout the plant.
- always Maintained OSHA and SHE compliance.
- Train new staff as necessary.
- Other duties as assigned.

Skills

- Ability to maintain effective communication, both written and verbal with key stakeholders
- Strong problem-solving decisions making and analytical skills
- Demonstrated safety mindset, ability to actively participate in all safety initiatives
- Completion of all safety related courses

Education   **Morehouse College**